

Mail Stop 7010

November 17, 2006

Mr. Robert H. Schottenstein
Chairman of the Board, Chief Executive Officer and President
M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, OH 43219

Re: Form 10-K for the fiscal year ended December 31, 2005
        Form 10-Q for the period ended September 30, 2006
        File No. 1-12434

Dear Mr. Schottenstein:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2006

Reportable Segments

1.   We read in Note 18 to your December 31, 2005 financial statements and in Note 16 to your September 30, 2006 financial statements that you report your homebuilding operations in a single reportable segment called "homebuilding." We read on page four of your Form 10-K that you sell homes in nine geographic markets. We read on page six of your Form 10-K that your homebuilding operations are organized into eleven homebuilding divisions to maximize

operating efficiencies. We also note from the MD&A analysis of your results of operations in both your Form 10-K and your Form 10-Q that you analyze your homebuilding results based on three geographic regions, and that you disclose when certain markets have higher or lower gross margins. Given these disclosures, it appears that you may have discrete financial information on your homebuilding operations at a level below your current "homebuilding" reportable segment. Please explain to us how you have determined your operating segments under SFAS 131. Your response should identify those operating segments and identify your chief operating decision maker. Please also tell us what consideration you gave to reporting additional homebuilding segments.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Robert H. Schottenstein
M/I Homes, Inc.
November 17, 2006
Page 3

If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief